09042446

SEC
Mail Processing
Section

AUG 3 1 2009

Washington, DC
121

N.W. 9/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart J. Deutsch,Jr. 314-727-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	MO	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/24

OATH OR AFFIRMATION

I, Stewart J. Deutsch, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President CEO

Title

Notary Public

DONNA FREDERICK
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 26, 2011
Commission Number: 07422874

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Smith, Moore & Co. (the "Company") as of June 30, 2009, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

August 25, 2009

SMITH, MOORE & CO.

Statement of Financial Condition
June 30, 2009

ASSETS	
Cash and cash equivalents	$ 387,730
Cash and securities segregated under federal and other regulations	2,850,003
Deposits with clearing organizations	239,120
Receivables from brokers, dealers, and clearing organizations	1,022,598
Receivables from customers	4,808,506
Receivables from officers and employees	104,800
Securities owned at fair value:	
U.S. and Canadian government obligations	119
State and municipal government obligations	706,421
Securities owned, not readily marketable, at fair value	47,918
Property and equipment, net	386,188
Other assets	123,560
TOTAL ASSETS	$ 10,676,963
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to broker-dealers and clearing organizations	$ 326,294
Payables to customers	5,822,563
Payables to officers, employees, and non-customers	382,616
Accounts payable, accrued expenses, and other liabilities	864,085
TOTAL LIABILITIES	7,395,558
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued	20,700
Additional paid-in capital	1,623,731
Retained earnings	2,583,505
	4,227,936
Less treasury stock; 5,955 shares	946,531
TOTAL STOCKHOLDERS' EQUITY	3,281,405
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,676,963

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Operations
Year ended June 30, 2009

Revenues:	
Commissions	$ 5,294,803
Principal transactions	99,370
Sales of investment company shares	779,683
Interest and dividends	370,387
Solicitation fees	1,305,975
Other income	822,300
Total Revenues	8,672,518
Expenses:	
Commissions	3,609,576
Employee compensation and benefits	2,068,213
Brokerage and clearing fees	849,787
Communications	482,969
Occupancy and equipment	963,706
Interest	71,436
Professional fees	275,918
Promotional expense	249,204
Licenses and taxes	63,236
Other operating expenses	81,784
Total Expenses	8,715,829
NET LOSS	$ (43,311)

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Changes in Stockholders' Equity

Year ended June 30, 2009

	Common Stock		Additional			Total
	Number of Shares	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Stockholders' Equity
Balance at June 30, 2008, as previously reported	20,700	$ 20,700	$ 1,345,071	$ 2,937,074	$ (1,242,702)	$ 3,060,143
Prior period adjustment (Note A)	-	-	-	(57,491)	-	(57,491)
Prior period adjustment (Note G)	-	-	-	(72,767)	-	(72,767)
Balance at June 30, 2008, as restated	20,700	20,700	1,345,071	2,806,816	(1,242,702)	2,929,885
Net loss	-	-	-	(43,311)	-	(43,311)
Total comprehensive income (loss)	20,700	20,700	1,345,071	2,763,505	(1,242,702)	2,886,574
Less dividends	-	-	-	(180,000)	-	(180,000)
Purchase of treasury stock	-	-	-	-	(191,797)	(191,797)
Sale of treasury stock	-	-	76,459	-	125,568	202,027
Private placement stock offering	-	-	202,201	-	362,400	564,601
Balance at June 30, 2009	**20,700**	**$ 20,700**	**$ 1,623,731**	**$ 2,583,505**	**$ (946,531)**	**$ 3,281,405**

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Statement of Cash Flows
Year ended June 30, 2009

Cash flows from operating activities:	
Net loss	$ (43,311)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	103,504
(Increase) decrease in operating assets:	
Cash segregated under federal regulations	2,219,932
Deposits with clearing organizations	(11,120)
Receivables from brokers, dealers, and clearing organizations	(681,451)
Receivables from customers	2,728,464
Receivables from officers and employees	(75,232)
Securities owned	316,134
Other assets	17,871
Increase (decrease) in operating liabilities:	
Payables to brokers, dealers, and clearing organizations	(131,770)
Payables to customers	(12,159)
Payable to officers, employees, and non-customers	(58,721)
Accounts payable, accrued expenses, and other liabilities	66,703
Net cash provided by operating activities	4,438,844
Cash flows from investing activities:	
Purchases of property and equipment	(154,210)
Net cash used in investing activities	(154,210)
Cash flows from financing activities:	
Net decrease in short-term bank loans	(4,315,000)
Distributions to stockholders	(180,000)
Treasury stock purchase	(191,797)
Treasury stock sale	202,027
Private placement stock offering	564,601
Net cash used in financing activities	(3,920,169)
INCREASE IN CASH AND CASH EQUIVALENTS	364,465
Cash and cash equivalents, beginning of year	23,265
Cash and cash equivalents, end of year	$ 387,730

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes principal and agency securities transactions, provides investment banking services, and offers correspondent clearing and execution services for another broker-dealer. The majority of the Company's clients are individuals and corporations residing in the Midwest. The Company's main offices are located in Clayton, Missouri. The Company has branch offices located in Chesterfield, Missouri; Columbia, Missouri; Boonville, Missouri; Kirksville, Missouri; Jefferson City, Missouri; Springfield, Missouri; and Overland Park, Kansas. Additionally, a branch location was opened subsequent to year end in Effingham, Illinois.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Fair Value of Securities Owned

Securities owned are accounted for at estimated fair value as determined by management and in accordance with SFAS No. 157. The resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of operations as applicable.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, during the year ended June 30, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date."

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Fair Value of Securities Owned (Continued)

Under SFAS No. 157, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. See Note F for disclosures with respect to SFAS No. 157.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets. Amortization of leasehold improvements and depreciation expense for the year ended June 30, 2009 was $103,504.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company would receive collateral in the form of cash or other collateral in an amount in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Deposits with Clearing Organizations

The Company has interest-bearing reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Recognition of Revenues

Commissions, principal transactions, and related clearing expenses are recorded on a trade date basis.

Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

In recognizing revenues and recording expenses on a trade date basis, the Company is required to book an accounting adjustment due to the reporting that it receives from a third-party provider used to track these transactions submitting information on a settlement date basis. The accounting adjustment is effectively booked to adjust the statement of financial condition and the statement of operations to account for the three day period from trade date to settlement of trade. Due to an error in prior year accounting for this adjustment, a prior period adjustment of $57,491 has been reflected in the accompanying statement of stockholders' equity.

Income Taxes

The Company files its corporate income tax returns using a December 31 year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes*, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies,* approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note B - Cash Segregated Under Federal Regulations

At June 30, 2009, cash of $2,850,003 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note C - Receivables From and Payables To Broker, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), net receivables arising from unsettled trades, and the Company's introducing brokers' margin loans. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), commissions, dividends, net payables arising from unsettled trades, and amounts payable to the Company's introducing brokers.

At June 30, 2009, amounts receivable from and payable to brokers, dealers, and clearing organizations are as follows:

Receivables

Deposits for securities borrowed	$ 38,000
Securities failed-to-deliver	52,342
Receivables from brokers, dealers, and clearing organizations	932,256
	$1,022,598

Payables

Securities failed-to-receive	$ 293,137
Payables to brokers, dealers, and clearing organizations	33,157
	$ 326,294

Note D - Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Note E - Property and Equipment

Property and equipment consists of the following at June 30, 2009:

Computers and office equipment	$ 317,294
Furniture and fixtures	198,334
Leasehold improvements	95,006
	610,634
Less accumulated depreciation and amortization	(224,446)
	$ 386,188

Note F - Fair Value Measurement

During the year ended June 30, 2009, the Company adopted Statement of Financial Accounting Standard No. 157, ("SFAS No. 157"), "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The application of SFAS No. 157 in situations where the market for a financial asset is not active was clarified by the issuance of Financial Accounting Standards Board Staff Position ("FSP No. SFAS 157-3"), "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*," in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets. SFAS No. 157 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by SFAS No. 157 is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

Note F - Fair Value Measurement (Continued)

A financial asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities – Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange traded equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain state and municipal government obligations and equity securities whereby quoted market prices are not available. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within level 3 include certain auction rate securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note F - Fair Value Measurement (Continued)

Description	Balance 6/30/2009	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. and Canadian government obligations	$ 119	$ 119	$ -	$ -
State and municipal government obligations	706,421	-	536,421	170,000
Securities not readily marketable	47,918	12,786	35,132	-
Total	$ 754,458	$ 12,905	$ 571,553	$ 170,000

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2009:

	Auction Rate Securities	Total
Beginning Balance	$ -	$ -
Purchases	200,000	200,000
Total gains (losses) included in statement of operations – principal transactions	(30,000)	(30,000)
Ending Balance	$ 170,000	$ 170,000

SFAS 107 requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities borrowed, short-term receivables and accrued interest receivable, accounts payable, and accrued liabilities.

Note G - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2009:

Accounts payable	$ 128,677
Accrued expenses and other accrued liabilities	350,934
Accrued commissions payable	384,474
	$ 864,085

The accompanying statement of changes in stockholders' equity reflects a prior period adjustment of $72,767 as a result of improper recognition of various expenses and associated liabilities for the year ended June 30, 2008.

Note H - Short-Term Bank Loans

The Company has five credit arrangements with U.S. Bank, N.A. (the "Bank") which, in the aggregate, provide for total advances of up to $30,000,000. One agreement is secured by customer owned securities, two agreements are secured by securities owned by specific customers, one agreement is secured by owners' and officers' securities, and one agreement is secured by Company owned securities. Each credit agreement requires interest payments on the aggregate and unpaid principal amount of all loans, calculated on a fluctuating rate based on a rate quoted by the bank to the Company (1.25% at June 30, 2009). The credit agreements are due on demand.

There was no outstanding principal balance on the above referenced agreements as of June 30, 2009. Collateral with a market value of approximately $1,166,000 was pledged to secure the collateralized loans at June 30, 2009 despite no outstanding principal.

Note I - Commitments

The Company leases office space, equipment, computer services, and securities research and information services under noncancelable operating leases expiring at various times through February 2015. Lease payments under all leases amounted to $957,318 for the year ended June 30, 2009.

The following is a schedule of future minimum lease payments required under the leases as of December 31:

2010	$ 828,272
2011	772,964
2012	756,159
2013	499,721
2014	241,775
Thereafter	181,040

Note J - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3% percent of total aggregate indebtedness, as defined. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1. At June 30, 2009, the Company had Net Capital of $1,737,433, which was $1,251,883 in excess of the required minimum and 419% of aggregate indebtedness.

In order to be a clearing broker/dealer for other introducing broker/dealers, National Securities Clearing Corporation's standards require the Company to maintain a minimum of $1,000,000 in excess of required Net Capital. At June 30, 2009, the Company was in compliance with this requirement. A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At June 30, 2009, the daily clearing deposit amounted to $179,000 and is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note K - Financial Instruments with Off-Balance Sheet Risk

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits. In the event that a counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy the obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers and various financial institutions.

Note K - Financial Instruments with Off-Balance Sheet Risk (Continued)

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note L - Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employee (SIMPLE) Plan for all employees meeting certain eligibility requirements. The Company matches a certain percentage of employee compensation contributed to the Plan, up to three percent, not to exceed the amounts as permitted under the Internal Revenue Code. During 2009, Company contributions to the Plan charged to operations totaled $126,785.

Note M- Related Party Transactions

As of June 30, 2009, the Company had receivables of $104,800 and payables of $348,682 representing the cash and margin transactions in the accounts of officers, directors, and employees.

Note N - Common Stock Transactions

In February 2009, the Company effectively purchased 750 shares of its common stock from two of its stockholders for a total purchase price of $191,797. The value of the 750 shares acquired was recorded as an increase in treasury stock as reflected in the accompanying statement of stockholders' equity.

In February 2009, the Company sold 790 shares of its common stock from treasury, to existing stockholders, for a total sale price of $202,027. The transaction resulted in a reduction in treasury stock of $125,568 (at average cost) and a gain on the sale, recorded in additional paid-in capital, of $76,459, as reflected in the accompanying statement of changes in stockholders' equity.

In June 2009, the Company's Board of Directors approved the offer and sale of 2,280 shares of common stock issued from treasury under a private placement offering to existing shareholders. The shares were sold for a total value of $564,601 which resulted in a gain on sale of treasury stock, recorded in additional paid-in capital, of $202,201, and a decrease in the cost of treasury stock held of $362,400 (at average cost), as reflected in the accompanying statement of changes in stockholders' equity.

Note O - Supplemental Cash Flow Information

Cash paid for interest for the year ended June 30, 2009:

Interest	$ 71,436

Note P - Contingencies and Legal Proceedings

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. No such disciplinary action was noted to have been levied during the year ended June 30, 2009.

Several large banks and brokerage firms, most of which were the primary underwriters of and supported the auctions for, the Auction Rate Securities ("ARS") market have announced agreements, usually as part of a regulatory settlement, to repurchase ARS under various agreements from their clients. Other brokerage firms have entered into similar agreements. The Company did not, at any time, underwrite these ARS nor did it facilitate in managing the associated auctions. In connection with such auctions, the Company merely served as a buying agent for its customers in auctions managed by those serving as underwriters. Accordingly, the Company distinguishes its conduct from the underwriters of ARS and is prepared to assert these defenses against any action brought in the future. The Company, in conjunction with other industry participants, is actively seeking solutions to ARS' illiquidity, which may include the restructuring and refinancing of those ARS. As a result of customer complaints stemming from the ARS illiquidity, the Company has offered (in some cases) low-interest margin loans up to the face value of the securities owned. Due to the Company not functioning as a market-maker or auction holder for these securities, there has been no provision in the accompanying financial statements for losses related to the buyback of ARS held by retail clients. It is conceivable that losses may be incurred related to the resolution of pending claims, inquiries, or investigations which would adversely affect the Company's results of operations and financial position, however, these claims would be vigorously defended. As of June 30, 2009, the Company's clients held approximately $12,950,000 in ARS.

Note Q - Subsequent Event

The Company evaluated all subsequent events through August 25, 2009, the date the financial statements were available to be issued.

Supplemental Schedules

SMITH, MOORE & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	3,281,405
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		386,188
Other assets		1,096,545
		1,482,733
Additional charges for customers' and non-customers' security accounts		-
Total deductions and/or charges		1,482,733
Net capital before haircuts on securities positions		1,798,672
Haircuts on securities:		
Trading and investment securities		
U.S. and Canadian government obligations		5
State and municipal government obligations		59,316
Stocks and warrants		1,918
Undue concentration		-
Total haircuts		61,239
NET CAPITAL	$	1,737,433

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED - BASED ON AGGREGATE INDEBTEDNESS	$	485,550
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	250,000
EXCESS NET CAPITAL AT 1500%	$	1,251,883
EXCESS NET CAPITAL AT 1000%	$	1,009,108
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		419%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Smith, Moore & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of June 30, 2009 (as amended).

SMITH, MOORE & CO.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 5,828,157
Monies borrowed collateralized by securities carried for the accounts of customers	4,909
Customers' securities failed to receive	293,137
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	13,508
Market value of short security count differences over thirty calendar days	50,053
Other	2,667,926
Total credit items	$ 8,857,690
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 4,077,048
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	38,000
Failed to deliver of customers' securities not older than thirty calendar days	52,342
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	2,667,926
Aggregate debit items	6,835,316
Total 15c3-3 debit items	$ 6,835,316
Reserve Computation	
Excess of total credits over total debits	$ (2,022,374)
Cash segregated for reserve requirements	$ 2,850,003
Required deposit	NONE

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation for determination of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation prepared by Smith, Moore & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of June 30, 2009 (as amended).

Supplemental Report

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Supplemental Report On Internal Control Required By Securities And Exchange Commission Rule 17a-5

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Smith, Moore & Co. (the "Company"), for the year ended June 30, 2009 (on which we issued our report dated August 25, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on August 25, 2009. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

August 25, 2009

SMITH, MOORE & CO.

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

JUNE 30, 2009

Stewart J. Deutsch, Jr
President
St. Louis, Missouri 63105
Telephone Number: 314-727-5225